1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

February 7, 2018

VIA EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Private Markets Fund 2018 (A) LLC
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2
Filed December 29, 2017
File No. 333-220915

Dear Mr. Williamson:

This letter responds to a comment you provided telephonically to me on January 11, 2018 with respect to Pre-Effective Amendment No. 1 (the “Amendment”) to the registration statement on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2017 on behalf of Goldman Sachs Private Markets Fund 2018 (A) LLC (the “Fund”). The Fund has considered your comment and has authorized us to make the response discussed below. Capitalized terms have the meanings attributed to such terms in the Amendment.

On behalf of the Fund, set forth below is the comment of the SEC staff (“Staff”) along with our response to such comment, as requested.

1.	Comment: We note that there is disclosure in the Amendment which states, “The Fund will pay the Distribution and Servicing Fee, payable quarterly in arrears, initially equal to 0.1875% (i.e., an annual rate of 0.75%) of the total Commitments of the Fund calculated at the end of the then-current quarter for the first five years of the Fund’s term. From and after the fifth anniversary of the Initial Closing Date, the Distribution and Servicing Fee, payable quarterly in arrears, will be equal to 0.0375% (i.e., an annual rate of 0.15%) of the Fund’s net assets calculated at the end of the then-current quarter.” Please explain why these distribution fees are appropriate for a closed-end fund. Please also explain how these fees comply with applicable Financial Industry Regulatory Authority (“FINRA”) rules.

Response: The Fund respectfully notes that closed-end funds (such as the Fund) are not subject to Section 12(b) of the 1940 Act and, therefore, may pay for distribution-related services using fund assets. The Fund has determined that paying distribution fees over time is beneficial to Unitholders as compared to the alternative approach of subjecting Unitholders to an upfront sales load, which the Fund does not impose. The Fund’s Distribution and Servicing Fees are expected to comply with FINRA Rule 5110, which governs the payment of “underwriting compensation”

Mr. Jay Williamson February 7, 2018 Page 2

as defined in FINRA Rule 5110, by closed-end funds. The Fund has filed the initial registration statement with FINRA and has filed or will file each pre-effective amendment with FINRA in preparation for the Fund’s offering. The Fund expects to receive a “no-objections” letter from FINRA in advance of the Fund’s registration statement being declared effective.

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.
Chris Carlson, Goldman Sachs Asset Management, L.P.